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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003046

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21893


RECEIVED
FEB 27 2002
336

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Huntleigh Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 Maryland Avenue
(No. and Street)

St. Louis (City) Missouri (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marjorie Kilpatrick 314-236-2246
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gill, Gruettemeyer & Co., LLC
(Name — *if individual, state last, first, middle name*)

14615 Manchester Rd., Ste. 203 (Address) Manchester, (City) Missouri (State) 63011 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen K. Burch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huntleigh Securities Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

MARJORIE KILPATRICK
NOTARY PUBLIC - NOTARY SEAL
STATE OF MISSOURI, ST. LOUIS COUNTY
MY COMMISSION EXPIRES 11/20/2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTLEIGH SECURITIES CORPORATION

FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2001

HUNTLEIGH SECURITIES CORPORATION

TABLE OF CONTENTS

GILL, GRUETTEMEYER & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS

LAFAYETTE PROFESSIONAL BUILDING
14615 MANCHESTER RD., SUITE 203
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
GREGORY B. GILL, C.P.A.
JO ANN BIGGS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Huntleigh Securities Corporation
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Huntleigh Securities Corporation (a Missouri corporation) as of December 31, 2001, and the related statements of income, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S.A. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huntleigh Securities Corporation as of December 31, 2001, and the results of its operations, its cash flows for the year then ended in conformity with U.S.A. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through IV is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



St. Louis, Missouri
February 19, 2002

TEL: (636) 394-1025 FAX: (636) 394-6929 email: gillcpa@aol.com

EXHIBIT A

HUNTLEIGH SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	65,187
Cash segregated under federal and other regulations (Note 3)		60,619
Deposits with clearing organizations (Note 10)		263,157
Receivable from broker/dealers and clearing organizations (Note 4)		1,271,676
Receivable from customers (Note 5)		9,746,585
Securities owned: (Note 6)		
Marketable, at market value		1,906,808
Not readily marketable, at estimated fair value		3,300
Equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $380,237		151,900
Goodwill (Note 2)		--
Other assets		98,879
TOTAL ASSETS	**$**	**13,568,111**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Short term bank loans (Note 7)	$	7,295,000
Drafts payable		622,665
Payable to broker/dealers and clearing organizations (Note 4)		303,331
Payable to customers (Note 5)		2,242,605
Securities sold, not yet purchased, at market value (Note 6)		505,670
Accounts payable, accrued expenses, and other liabilities		738,113
TOTAL LIABILITIES		**11,707,384**
Stockholders' Equity		
Common stock: Authorized 1,000,000 shares of $.25 par value, issued and outstanding 380,000 shares		95,000
Additional paid-in capital		2,245,874
Retained (deficit)		(471,812)
Treasury stock - at cost, common stock, 1,348 shares		(8,335)
TOTAL STOCKHOLDERS' EQUITY		**1,860,727**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**13,568,111**

The accompanying Notes to Financial Statements are an integral part of this statement

EXHIBIT B

HUNTLEIGH SECURITIES CORPORATION

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES		
Commissions	$	6,580,698
Principal transactions		644,319
Investment banking		1,006,021
Interest and dividends		1,369,924
Other income		390,573
TOTAL REVENUES	**$**	**9,991,535**
EXPENSES		
Commissions		3,472,791
Commissions - re-allowed		1,188,598
Employee compensation and benefits		2,187,422
Floor brokerage, exchange and clearance fees		363,486
Communications		602,947
Rent - office and equipment		677,314
Interest		546,018
Professional fees		133,506
Regulatory fees		58,777
Insurance		212,557
Depreciation and amortization		218,358
Licenses and taxes		12,449
Other operating expenses		907,147
TOTAL EXPENSES	**$**	**10,581,370**
Income (Loss) Before Provision For Income Taxes		(589,835)
Provision For Income Taxes (Note 11)		--
NET INCOME (LOSS)	**$**	**(589,835)**

The accompanying Notes to Financial Statements are an integral part of this statement

EXHIBIT C

HUNTLEIGH SECURITIES CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY
DECEMBER 31, 2001

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Treasury Stock	TOTAL
Balance - December 31, 2000	$ 95,000	$ 2,245,874	$ 119,634	$ --	$ 2,460,508
Total purchase of 66,965 shares	--	--	--	(412,532)	(412,532)
Total sales of 65,617 shares - at a net amount less than cost	--	--	(1,611)	404,197	402,586
Net income (loss)	--	--	(589,835)	--	(589,835)
Balance - December 31, 2001	**$ 95,000**	**$ 2,245,874**	**$ (471,812)**	**$ (8,335)**	**$ 1,860,727**

The accompanying Notes to Financial Statements are an integral part of this statement

EXHIBIT D

HUNTLEIGH SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

OPERATIONAL CASH FLOWS		
Net Income (Loss)	$	(589,835)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		218,358
Change in assets and liabilities:		
Increase in cash segregated under federal and other regulations		(5,619)
Increase in deposits with clearing organizations		(12,833)
Increase in receivable from broker-dealers and clearing organizations		(958,976)
Decrease in receivable from customers		7,459,817
Decrease in receivable from affiliate		33,255
Increase in securities owned, net		(802,933)
Decrease in other assets		152,332
Decrease in drafts payable		(247,526)
Decrease in payable to broker-dealers and clearing organizations		(100,468)
Decrease in payable to customers		(1,953,837)
Decrease in payable to affiliate		(304,004)
Decrease in accounts payable, accrued expenses, and other liabilities		(76,172)
Net Cash Provided By Operating Activities		**2,811,559**
Cash Flows From Investing Activities		
Purchase of equipment - net		(10,298)
Net Cash (Used) In Investing Activities		**(10,298)**
Cash Flows From Financing Activities		
Decrease in short term bank loans		(3,135,000)
Payments on note payable		(186,841)
Purchase of common stock		(412,532)
Proceeds from sale of common stock		402,586
NET CASH (USED) IN FINANCING ACTIVITIES		**(3,331,787)**
(DECREASE) IN CASH AND CASH EQUIVALENTS		**(530,526)**
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		**595,713**
CASH AND CASH EQUIVALENTS - END OF YEAR	**$**	**65,187**
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest paid	$	552,597
Income taxes paid	$	--

The accompanying Notes to Financial Statements are an integral part of this statement

HUNTLEIGH SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

1. Organization And Nature Of Business

Huntleigh Securities Corporation (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934. In this capacity, it executes principal and agency securities transactions, provides investment banking services and offers correspondent clearing and execution services for other firms.

During the current year the Company and outside investors purchased the remaining shares owned by Huntleigh Financial Services, Inc., thus completing the purchase of all common shares held by its former parent.

The Company has agreements with certain clearing organizations to clear certain of its proprietary and customer transactions. These agreements require cash and/or security deposits to be maintained.

2. Significant Accounting Policies

Securities Transactions

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market value is included in income.

Securities transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date. Underwriting fee income is recorded at the time the underwriting is completed and the income is reasonably determinable.

Estimates And Assumptions

The preparation of financial statements in conformity with U.S.A. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HUNTLEIGH SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

2. Significant Accounting Policies (continued)

Investment Banking

Investment banking revenue is recorded when a financing is completed and fees are reasonably determinable. Investment banking revenues include consulting fees as well as gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent.

Cash Equivalents

The Company classifies liquid investments with a maturity of less than three months as cash equivalents.

Depreciation And Amortization

Depreciation is computed using straight-line and accelerated methods over estimated useful lives of three to seven years.

Amortization of leasehold improvements is computed based on the term of the lease or the economic useful life of the improvement, whichever is less.

Goodwill

Goodwill arose as part of the acquisition and note payable described in Note 8 and was amortized using the straight-line method over five years. Amortization expense for 2001 was $119,557. As of December 31, 2001, goodwill is fully amortized.

Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank.

Income Taxes

In prior years the Company was included in the consolidated federal and state income tax returns of a parent company. For the years ended December 31, 2001 and 2000 the Company filed unconsolidated federal and state income tax returns.

Fair Value of Financial Instruments

Management estimates that the aggregate net fair market value of financial instruments recognized on the statement of financial condition approximates their carrying value.

HUNTLEIGH SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

3. Cash Segregated Under Federal And Other Regulations

Cash of $55,514 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Cash of $5,105 has been segregated in a special reserve bank account for the benefit of introducing broker/dealers who clear through the Company under Rule 15c3-3 of the Securities and Exchange Commission.

4. Receivable From And Payable To Broker/Dealers And Clearing Organizations

Receivable from and payable to broker/dealers and clearing organizations are comprised of the following:

Receivable	
Securities borrowed	$1,202,900
Failed-to-deliver	37,420
From clearing organization	0
Other	31,356
	$1,271,676
Payable	
Failed-to-receive	$ 241,080
To clearing organization	30,777
Other	31,474
	$ 303,331

5. Receivable From And Payable To Customers

Receivables from customers include amounts due on margin transactions and are generally collateralized by marketable securities. Payables to customers primarily represent free credit balances of customers and amounts payable against receipts of marketable securities. As of December 31, 2001, receivables from customers include $151,682 representing security accounts of officers and directors. Payables to customers do not include any amounts representing security accounts of officers and directors.

HUNTLEIGH SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

6. Securities Owned And Securities Sold, Not Yet Purchased

Marketable securities owned and marketable securities sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Governments	$ 2,659	$ --
Stocks and warrants	1,133,347	505,670
Corporate obligations	34,890	--
State and municipal obligations	735,912	--
Mutual funds	--	--
	$1,906,808	$ 505,670

Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market. At December 31, 2001, these equity securities at estimated fair values amounted to $3,300.

7. Bank Loans

The bank renewed the Company's line of credit in August 2001. Bank loans represent short-term borrowings which bear interest at a fluctuating rate based on the broker call rate and the bank's individual rates (average rate of 3.00% at December 31, 2001). The loans, aggregating $7,295,000 are collateralized by customers' margin and firm trading securities valued at approximately $10,965,851. The maximum borrowings available under these agreements are $30,000,000.

The Company has also agreed to furnish financial information on a monthly and annual basis and maintain excess net capital of at least $1,000,000. The Company is in compliance with the loan agreement.

8. Note Payable

The Company's fifth and final installment payment of $189,937, on a note issued in 1996, discounted at 8.5%, in connection with the purchase of its stock by Longrow Holdings, Inc. was paid on July 31, 2001.

HUNTLEIGH SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

9. Commitments

The Company subleases office facilities from its former parent. Either party may terminate the lease effective the last day of the month commencing with the month of December 2001 by giving at least a six-months prior written notice of intent to terminate. The Company is in lease negotiations with its former parent.

The Company also rents office space for its branch offices under commercial office lease agreements. The average lease term is three years, with options to renew and include usual cost of living escalator clauses.

Rent expense for all property amounted to approximately $585,500.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. (The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2001, the Company had net capital of $1,361,077, which was 10.1 percent of aggregate debit balances and $1,111,077 in excess of required net capital.

In order to be a clearing broker/dealer for other introducing broker/dealers, National Securities Clearing Corporation's standards require the Company to maintain a minimum of $1,000,000 in excess of required net capital. At December 31, 2001, the Company was in compliance with this requirement. A clearing deposit is also required to be calculated and maintained daily based on the volume of transactions pending settlement. At December 31, 2001 the daily clearing deposit amounted to approximately $198,236 and is included in deposits with clearing organizations in the accompanying balance sheet.

HUNTLEIGH SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

11. Income Taxes

The Company has available loss carry forwards to offset future taxable income. The income tax benefits are not recorded due to uncertainties of future realization.

12. Related Party Transactions

The Company provides clearing services for two correspondent firms whose owners hold a majority investment interest in the Company. Transactions between the entities are executed and subject to all compliance rules and regulations common in the securities industry

Included in other liabilities at December 31, 2001 was approximately $92,000. Revenue earned, less clearing expenses, due to these two correspondent firms was approximately $135,000 for the year ended December 31, 2001.

13. Profit Sharing Plan

The Company sponsors a profit-sharing plan with a 401(k) deferred compensation provision. All employees are eligible to participate as long as they are at least 21 years of age and have completed six months of service. The Company's contribution is discretionary and is determined by its Board of Directors on an annual basis. For the year ended December 31, 2001 the Company contributed $23,800 to the plan.

14. Contingencies

Legal Contingencies

Various legal claims also arose during the normal course of business, which in management's opinion will have no material effect on the Company's financial statements.

15. Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter party fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at market values of the related securities.

In the normal course of business, the Company may deliver securities as collateral in support of various secured financing sources such as bank loans and securities loaned. Additionally, the Company delivers customer securities as collateral to satisfy margin deposits of various clearing organizations. In the event the counter party is unable to meet its contracted obligation to return customer securities delivered as collateral, the Company may be obligated to purchase the securities in order to return them to the owner. In such circumstances, the Company may incur a loss up to the amount by which the market value of the securities exceeds the value of the loan or other collateral received or in the possession and control of the Company.

For transactions in which the Company extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requests customers to deposit additional collateral, or reduce securities positions when necessary.

SUPPLEMENTARY INFORMATION

Schedule I

HUNTLEIGH SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2001

NET CAPITAL:	
Total stockholders' equity	$ 1,860,727
Deduct stockholders' equity not allowable for net capital	--
Total stockholders' equity qualified for net capital	1,860,727
Deductions and/or charges:	
Non-allowable assets:	
Customer receivables - unsecured	--
Non-customer receivables	37,926
Securities not readily marketable	3,300
Equipment and leasehold improvements, net	151,900
Goodwill, net	--
Pre-paid and other assets	49,614
	242,740
Additional charges for customers' and non-customers' security accounts	5,225
Total deductions and/or charges	247,965
Net capital before haircuts on securities positions (tentative net capital)	1,612,762
Haircuts on securities:	
Trading and investment securities:	
State and municipal government obligations	41,323
Federal obligations	106
Corporate obligations	1,364
Stocks and warrants	208,892
Total Haircuts	251,685
Net Capital	**$ 1,361,077**
Computation of Alternative Net Capital Requirements	
2% of aggregate debit items (or $250,000, if greater) as shown in the formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation	$ 250,000
Net Capital	**1,361,077**
Excess Net Capital	**$ 1,111,077**
Net Capital In Excess Of - 4% of Aggregate Debit Items	**$ 949,104**
5% Of Aggregate Debit Items	**$ 846,110**
Reconciliation With Company's Computation (Included In Part II Of Form X-17A-5 As Of December 31, 2001)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 1,361,077
Net Capital Per Above	**$ 1,361,077**

HUNTLEIGH SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2001

Credit Balances	
Free credit balances and other credit balances in customers' security accounts	$ 2,865,270
Monies borrowed collateralized by securities carried for the accounts of customers	6,470,000
Customers' securities failed to receive	241,080
Credit balances in firm accounts which are attributable to principal sales to customers	42,031
Total Credit Items	**9,618,381**
Debit Balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	9,582,749
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	716,585
Failed to deliver of customers' securities not older than 30 calendar days	--
Aggregate debit items	**10,299,334**
Less 3%	308,980
Total 15c3-3 debit items	**9,990,354**
Reserve Computation	
Excess of total debits over total credits	$ 371,973
Required deposit	$ --
Reconciliation With Company's Computation (Included In Part II Of Form X-17A-5 As Of December 31, 2001)	
Excess As Reported In Company's Part II FOCUS report	$ 371,973
Excess Per Above Computation	**$ 371,973**

HUNTLEIGH SECURITIES CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2001

Information Relating to Possession or Control Requirements

1. Customers' fully paid excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):	None
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:	None
A. Number of items	None

HUNTLEIGH SECURITIES CORPORATION

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31, 2001

This schedule is not applicable, as the Company does not allow customer commodity futures and option accounts.

GILL, GRUETTEMEYER & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS

LAFAYETTE PROFESSIONAL BUILDING
14615 MANCHESTER RD., SUITE 203
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
GREGORY B. GILL, C.P.A.
JO ANN BIGGS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Huntleigh Securities Corporation
St. Louis, Missouri

In planning and performing our audit of the financial statements of Huntleigh Securities Corporation for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the customer reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

TEL: (636) 394-1025 FAX: (636) 394-6929 email: gillcpa@aol.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S.A. generally accepted accounting procedures. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.



St. Louis, Missouri
February 19, 2002